SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 001-13211

                           NOTIFICATION OF LATE FILING

        (Check One): |_|Form 10-K |_|Form 11-K |_|Form 20-F |X|Form 10-Q
|_|Form N-SAR
      For Period Ended:  March 31, 2000
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|_|Transition Report on Form 10-K            |_|Transition Report on Form 10-Q
|_|Transition Report on Form 20-F            |_|Transition Report on FormN-SAR
|_|Transition Report on Form 11-K
  For the Transition Period Ended:
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        Read attached  instruction  sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant   Information Management Associates, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
One Corporate Drive, Suite 414
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City, state and zip code   Shelton, CT 06484
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                                     PART II
                             RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)  The reasons  described in  reasonable  detail in Part III of this
        |      form  could  not be  eliminated  without  unreasonable  effort or
        |      expense
        |
|_| | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will | be filed on or before the 15th calendar day following the
        |      prescribed  due  date;  or  the  subject   quarterly   report  or
        | transition report on Form 10-Q, or portion thereof will be filed | on or before the fifth calendar day following the prescribed due
        |      date; and
        |
        | (c)  The  accountant's  statement  or other  exhibit  required by Rule
        |      12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously announced on February 28, 2000 and April 10, 2000, the Company initiated an internal review of the accounting for certain transactions in 1999 and certain prior periods. The Company has not completed the internal review or the Form 10-K for the year ended December 31, 1999. Because the Form 10-K for 1999 has not been completed, the Company was unable to complete its Form 10-Q for the quarter ended March 31, 2000 on a timely basis.


                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

        Michael P. McGroarty                      203            925-6800
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               (Name)                         (Area Code)     (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                      |_|Yes  |X|No

The Company has not yet filed its Report on Form 10-K for the year ended December 31, 1999.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                      |X|Yes  |_|No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Information Management Associates, Inc.
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                  (Name of Registrant as Specified in Charter)



Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2000                      By:    /s/ John A. Piontkowski
       ------------------------------           -----------------------
                                                Name:  John A. Piontkowski
                                                Title:   Chief Financial Officer

           Explanation of Anticipated Change In Results of Operations
           ----------------------------------------------------------

The Company is unable to reasonably estimate the change in its results of operations for the quarter ended March 31, 2000 compared to the same period in the prior year because the financial statements for the first quarter of 2000 have not been completed, and the Company has not completed its review of the accounting for certain transactions in 1999 and prior periods.